ISSUER FREE WRITING PROSPECTUS
Dated June 12, 2013
Filed Pursuant to Rule 433
Registration No. 333-182971

AMERICAN REALTY CAPITAL PROPERTIES, INC.
FREE WRITING PROSPECTUS

American Realty Capital Properties, Inc. (the “Company”) filed a registration statement on Form S-3 (File No. 333-182971) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates (the “Registration Statement”). Before you invest, you should read the prospectus and other documents that the Company has filed with the SEC for more complete information about the Company and its offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

The prospectus filed with the SEC as part of the Registration Statement, dated January 22, 2013, is available on the SEC Web site at: http://www.sec.gov/Archives/edgar/data/1507385/000114420413003387/v331630_424b5.htm.

Alternatively, the Company or any agents participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522. The Company may disseminate important information regarding the Company and its operations, including financial information, through social media platforms such as Twitter, Facebook and LinkedIn.

On June 6, 2013, Nicholas S. Schorsch, the Company’s Chairman of the Board of Directors and CEO, appeared in a video segment for REIT.com. In addition, an accompanying article reported on certain statements made by Nicholas S. Schorsch, the Company’s Chairman of the Board of Directors and CEO. An article was also published by SNL Financial on June 7, 2013 reporting on certain statements made by Mr. Schorsch on June 6, 2013 at the NAREIT REITWeek conference.

Neither of the above-mentioned articles were prepared or reviewed by the Company prior to publication. REIT.com and SNL Financial, the publishers of the respective articles, routinely publish articles on business and Real Estate Investment Trust-related news. REIT.com and SNL Financial are not affiliated with the Company, and no payment was made nor was any consideration given to REIT.com or SNL Financial by or on behalf of the Company or in connection with the publishing of the articles. Statements in the articles that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

A video of the interview was posted on the Company’s website and can be viewed at http://www.arcpreit.com. A screen shot of the video on the Company’s Web site is attached as Annex A. A transcript of the video is attached as Annex B. Copies of the articles are attached as Annex C and Annex D.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in connection with the Company’s proposed merger with CapLease, Inc. (“CapLease”), discussed in Annex B and Annex C herein (the “CapLease Transactions”). In connection with the CapLease Transaction, CapLease expects to prepare and file with the SEC a proxy statement and other documents regarding the proposed transaction. The proxy statement will contain important information about the CapLease Transactions and related matters. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY OR CAPLEASE WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CAPLEASE AND THE CAPLEASE TRANSACTIONS.

Investors and security holders of CapLease will be able to obtain free copies of the proxy statement and other relevant documents filed by CapLease with the SEC (if and when then become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by CapLease with the SEC are also available on CapLease’s website at www.caplease.com, and copies of the documents filed by the Company with the SEC are available on the Company’s website at www.arcpreit.com.

Participants in Solicitation

The directors, executive officers and employees of CapLease may be deemed “participants” in the solicitation of proxies from stockholders of CapLease in favor of the CapLease Transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of CapLease in connection with the CapLease Transactions will be set forth in the proxy statement and the other relevant documents to be filed with the SEC. You can find information about CapLease’s executive officers and directors in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and in its definitive proxy statement on Schedule 14A, filed with the SEC on April 19, 2013.

Forward-Looking Statements

Information set forth herein (including information included or incorporated by reference herein) contains “forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect the Company’s and CapLease’s expectations regarding future events. The forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, whether and when the transactions contemplated by the Company’s merger agreement with CapLease will be consummated, the new combined company’s plans, whether the transactions contemplated by the Company’s purchase agreement with GE Capital Corp (“GE Capital” and the acquisition, the “GE Capital Portfolio Acquisition”) will be consummated, market and other expectations, objectives, intentions, as well as any expectations or projections with respect to the combined company, including regarding future dividends and market valuations, and estimates of growth, including FFO and AFFO, and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Company’s merger agreement with CapLease; (2) the inability to complete the CapLease Transactions due to the failure to obtain CapLease stockholder approval for the CapLease Transactions or the failure to satisfy other conditions to completion of the CapLease Transactions, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the CapLease Transactions; (3) risks related to disruption of management’s attention from the ongoing business operations due to announced transactions with CapLease and GE Capital discussed in Annex B and Annex C herein; (4) the effect of the announcement of the CapLease Transactions on CapLease’s or the Company’s relationships with its customers, tenants, lenders, operating results and business generally; (5) the outcome of any legal proceedings relating to the CapLease Transactions or the Company’s merger agreement with CapLease; (6) risks to consummation of the CapLease Transactions, including the risk that the CapLease Transactions will not be consummated within the expected time period or at all; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Company’s purchase agreement with GE Capital; and (8) risks to consummation of the GE Capital Portfolio Acquisition discussed in Annex B and Annex C herein, including the risk that the portfolio will not be acquired within the expected time period or at all. Additional factors that may affect future results are contained in the Company’s and CapLease’s (solely with respect to the CapLease transaction) filings with the SEC, which are available at the SEC’s website at www.sec.gov. The Company and CapLease (solely with respect to the CapLease transaction) disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Annex A

Annex B

REIT.com

“CEO Spotlight: Nick Schorsch”

Nicholas Schorsch

June 6, 2013

Matt Bechard: I’m Matt Bechard with REIT.com, here in Chicago for REITWeek 2013. Joining me for this CEO Spotlight is Nick Schorsch, the Chairman and CEO of American Realty Capital Properties. Nick, thank you so much for joining us.

Nicholas Schorsch: Thank you.

Matt Bechard: Quality is a hallmark of your company’s property portfolio. So, how do you define quality, and where do you see future opportunities for your portfolio?

Nicholas Schorsch: Well, when you talk about quality, for us, we’re really talking about diversification, credit quality, geographic, tenant, and industry diversification. So we want to be diverse by industry, by tenant, and also geographically across the country, because net lease- when you look at the net lease sector- you really want to have that risk-adjusted, durable returns, and that’s what most of the investors are looking for. We also look at the underlying credit quality. Our portfolio today is close to 70% investment grade, after the two announced mergers and acquisitions that we’ve just recently announced, both with GE and with LSE, so on a pro-forma basis, post-merger, we’re gonna be at 70% investment grade credits in the portfolio. So, it’s not just the credit that matters. You know, when you look at the restaurant portfolios or the quick service sector, that sector is a very stable sector. So, we look at the health ratio of the underlying credits. We also look at the performance of the stores, whether it’s a Walgreens or whether it’s a Wendy’s or whether it’s an Arby’s or a FedEx, it all matters, and you look at that in the overall return, so it really does matter.

Matt Bechard: And now, you mentioned the deal for CapLease and also the GE deal, so things have obviously been very busy. Earlier in the year you made a play for Cole that didn’t pan out, but certainly have made up for that. What’s the strategy behind looking for these larger type deals? How do they fit in, how do they position you, going forward, and could there be more?

Nicholas Schorsch: Well, first of all, we look at it three ways. We look- and we’ve said this over and over again in our guidance and in all of our press releases- we look at our portfolio from an organic, growth basis. So, we have a large staff of people looking to acquire assets. We’ve been aggregating assets for a long, long time. So, we’ve generated about $12 billion of assets in the last decade. So we continue to look at acquiring assets on a granular basis, because the cap rates are much better. We also look at adding to that corporate and strategic acquisitions. Corporate would be the GE portfolio, which was a corporate sale of a well-managed, well-orchestrated portfolio that they’ve pruned over the years out of the Trustreet public company, and their own operations. And the third aspect is looking at M&A.

Matt Bechard: Right.

Nicholas Schorsch: So, you mentioned the Cole transaction, you also mentioned the CapLease transaction. And in both of those, that’s a transaction where we’re buying a corporate entity, and the beautiful thing in the CapLease transaction is we’re not just getting a company, we’re getting a great management team. So, Paul McDowell and his team are, we believe, one of the best in the industry, and with our size and breadth, it really adds value for us to have more great people, and they certainly qualify as great people. So, in that one, it’s kind of a double benefit, and they also add to our acquisition team the unique skill set that they have a build-to-suit business, which is a new dimension of acquisitions for us, and they bring that skill set in-hand to the team.

Matt Bechard: And, last question, picking up on that- what’s the company’s intent in terms of internalizing management and how does the- or how will the close of the recent deals we talked about play into that?

Nicholas Schorsch: Well, you asked the question, “is there more?” I think, in the previous question. Obviously, we intend to continue to carefully construct. We’re not looking to buy everything. We are looking to buy what fits our company around that quality theme of quality and diversified assets, and also term. We need long-term assets. We’re not looking for short-duration assets. So, when we look at our portfolio, we look at internalizing our team kind of- we’ve said this a number of times- when we’re roughly six to, or seven to $8 billion of size as a minimum, and that’s all about keeping the cost low. It’s kind of the Milt Cooper theory of the world- you need to be a low-cost provider. And right now, externally, with our size at roughly $6 billion after these mergers, we can be lower cost externally advised because we have a fixed overhead charge. And there’s actually synergies bringing the CapLease team in, because their base G and A is more than what our fee is, so the shareholders save $4 million. But post-merger, when we get larger, internalization is something we are currently looking at, and the board has been be reviewing for quite a while. We think that makes a lot of sense, and we think that when we’re sized appropriate, we should do that. And so the board is now talking about it and trying to figure out the timing and we will continue to focus on that as we move forward. But yes, there is definitely more to come. We are continuing, and we have put out guidance for at least $1 billion of new, organic acquisitions from our pipeline of small assets, and we are looking at a number of other strategic and corporate opportunities as the year unfolds. There’s lots to do, and the markets are perfect for net lease, so we’re glad to be here.

Matt Bechard: Great. We look forward to hearing more about it. Nick, thanks for joining us.

Nicholas Schorsch: Thank you.

Matt Bechard: For more on this and other REIT news and analysis, be sure to visit REIT.com.

Annex C

American Realty Capital Properties Strives for Organic Growth

6/11/2013 | By Mitch Irzinski

Nick Schorsch, chairman and CEO of American Realty Capital Properties (NASDAQ: ARCP), joined REIT.com for a CEO Spotlight video interview in Chicago at REITWeek 2013: NAREIT’s Investor Forum.

ARCP’s investment strategy is designed to generate monthly dividends from a durable and predictable level of monthly rents paid by primarily investment grade rated and other credit-worthy tenants and to provide significant growth potential. The company seeks to maintain a portfolio blend of both mid-term and long-term lease durations. American Realty Capital serves as an external advisor to ARCP. Schorsch discussed how he defines quality for his company’s property portfolio.

“Diversification, credit quality, geographic, tenant and industry diversification,” he said. “We want to be diverse by industry, by tenant and also geographically across the country. When you look at the net lease sector, you really want to have those risk-adjusted, durable returns, and that’s what most of the investors are looking for.”

Schorsch described the strategy behind his company’s acquisitions. ARCP announced in May that it had struck a deal to buy an $807 million property portfolio from GE Capital.

“We look at our portfolio from an organic-growth basis,” he said. “We have a large staff of people looking to acquire assets. We’ve been aggregating assets for a long time, so we’ve generated about $12 billion of assets in the last decade. So, we continue to look at acquiring assets on a granular basis. We also look at adding to those corporate and strategic acquisitions.”

Schorsch also discussed the company’s intent in terms of internalizing management.

“We intend to continue to carefully construct – we’re not looking to buy everything, we are looking to buy what fits out company,” he said. “There’s definitely more to come. We are continuing and have put out guidance for a least a billion dollars of new organic acquisitions from our pipeline of small assets and we are looking at a number of other strategic and corporate opportunities as the year unfolds.”

Annex D

Friday, June 07, 2013 12:41 PM ET
CapLease deal priced at discount, American Realty Capital Properties chief says

By Tom Yeatts

American Realty Capital Properties Inc. Chairman and CEO Nicholas Schorsch on June 6 strongly defended the price the company is set to pay for net-lease REIT CapLease Inc. — a price some in the analyst community have deemed rich.

Schorsch told SNL after the company's presentation at NAREIT's REITWeek that the transaction a handful of analysts valued at a 6.8% cap actually represents a discount.

"It's a very strong price to buy a company with assets of that quality. … I don't know that we paid a premium. I actually think, if you look at it, we paid a discount."

Schorsch pointed to the two main "extras" the company will gain along with the portfolio of properties.

"The best part about it for us is, we also got the management team. And the pipeline. We got a $300 million pipeline and we didn't pay anything for it."

Schorsch's presentation Thursday was among the conference's most energetic and most strongly delivered — fitting given the company's voracious acquisition and capital markets activity of late, which includes a separate $807 million portfolio grab and a $900 million equity raise.

The company's latest equity issuance will take all the overhang out of the company's stock, according to Schorsch. The company will "effectively" have zero leverage when the trade clears.

"All of our leverage will be neutralized by the cash coming in from this trade," he said on the panel. "We believe that taking that risk off the table … from a risk-adjusted basis, is the right thing for our shareholders. We don't want overhang in our stock."

In the interview, Schorsch put the company's sustained, long-term leverage goal at about 32%.

"Which gets us to investment grade, which is where we want to stay," he said.

Schorsch described the company's growth strategy as having four key parts: rental growth, credit quality, organic acquisitions and corporate M&A acquisitions.

And he and another executive on the panel stressed that the acquisitions are accretive, defending the company against the perception that its acquisitions of late are just "growth for growth's sake." Schorsch noted some analysts' observation that the CapLease portfolio, together with the General Electric Capital Corp. portfolio, on their own could comprise a solid company.

"There is truth to the fact that, as all the … REITs have grown, they trade for better cap rates. Bigger is better in this industry. … We're constructing a business out of disparate parts," Schorsch said. "And that's what has to happen in the net-lease business, because it is a scalable industry. And we expect we can do that efficiently over the long term."

Schorsch's vision for the company is certainly grand. The concept for the business, he said, is best-in-class portfolio: "Strongest REIT in the industry on a credit basis. Lowest rollover. Lowest risk. Most diversification … tenant, geography and sector. The four legs of the chair. We believe all matter."